UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2008

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the period from              to

Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TERADATA CORPORATION

2835 Miami Village Dr.

Miamisburg, Ohio 45342

Teradata Savings Plan

Index

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Teradata Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and for the period October 1, 2007 through December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 and for the period October 1, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as of January 1, 2008.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 23, 2009

Dayton, Ohio

Teradata Savings Plan

Statements of Net Assets Available for Benefits

December 31,

	2008	2007
Assets
Investments, at fair value:
Mutual funds	$196,063,822	$307,030,705
Common/collective trust funds	100,947,228	139,590,887
Money market funds	58,320,513	40,601,934
Teradata Corporation common stock	16,884,356	30,089,903
Participant loans	4,882,409	4,408,620

Total investments	377,098,328	521,722,049
Contributions receivable
Participants	—	1,035,327
Employer	—	458,844

Total contributions receivable	—	1,494,171

Other receivables	444	144,925

Total assets	377,098,772	523,361,145

Liabilities
Accounts payable	57,880	107,504
Accrued expenses	—	382,173

Total liabilities	57,880	489,677

Net assets available for benefits	$377,040,892	$522,871,468

The accompanying notes are an integral part of these audited financial statements

Teradata Savings Plan

Statement of Changes in Net Assets Available for Benefits

	For the Period January 1, 2008 to December 31, 2008	For the Period October 1, 2007 to December 31, 2007
Additions to (declines in) net assets attributed to:
Transfers from the NCR Savings Plan	$8,144	$518,261,849

Investment (loss) income:
Net decline in fair value of investments	(174,972,169)	(2,789,184)
Interest and dividends	1,692,333	544,788

Total investment loss	(173,279,836)	(2,244,396)

Contributions:
Participants	31,992,748	6,601,825
Employer, net of forfeitures	14,181,405	3,197,104

Total contributions	46,174,153	9,798,929

Total (declines) additions	(127,097,539)	525,816,382

Deductions from net assets attributed to:
Benefits paid to participants	18,303,281	2,805,931
Administrative expenses	429,756	138,983

Total deductions	18,733,037	2,944,914

Net (decrease) increase in net assets	(145,830,576)	522,871,468
Net assets available for benefits:
Beginning of year	522,871,468	—

End of year	$377,040,892	$522,871,468

The accompanying notes are an integral part of these audited financial statements.

Teradata Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

On August 27, 2007, the Board of Directors of NCR Corporation (“NCR”), the former parent company of Teradata Corporation (“Teradata” or the “Company”), approved the separation of NCR into two independent, publicly-traded companies through the distribution of 100% of its Teradata data warehousing business to shareholders of NCR (the “Separation”).

Prior to October 1, 2007, certain employees and former employees of Teradata and its affiliates participated in the NCR Savings Plan. Effective October 1, 2007, the accounts and related assets of the trust fund for the NCR Savings Plan with respect to such employees were transferred to and assumed by the Teradata Savings Plan (the “Plan”). Employees (and certain individuals who are on an approved leave of absence) of Teradata or an affiliate of Teradata immediately after the Separation are entitled to credit for all years of service under the NCR Savings Plan.

The Plan is a defined contribution plan established on October 1, 2007. The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees).

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $105,000 and over. Annual tax-deferred contributions per participant for the 2008 Plan year were limited to $15,500.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $5,000 in 2008.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default.

Withdrawals and Benefits

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59  1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age of 59  1/2, or upon termination of employment.

Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70  1/2, may leave the vested benefits within the Plan until reaching age 70  1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation Common Stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Plan Expenses

A portion of the Plan’s administrative expenses are paid by Teradata.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

3. Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31, 2008
NTGI - QM Collective Daily Aggregate Bond Fund	$45,975,936
Fidelity Retirement Money Market	$31,786,214
NTGI - QM Collective Daily S&P Equity Index	$19,513,466

December 31, 2007
NTGI - QM Collective Daily Aggregate Bond Fund	$45,003,462
Pyramis Select International Equity Fund	$31,518,631
NTGI - QM Collective Daily S&P Equity Index	$30,908,775
Teradata Corporation common stock	$30,089,903
Fidelity Contrafund	$26,621,336

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) declined in net value by $174,972,169 as follows:

Year Ended December 31, 2008
Mutual funds (including self directed brokerage)	$(125,680,751)
Common/collective trusts	(35,841,790)
Teradata Corporation Common Stock	(13,449,628)

$(174,972,169)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) declined in net value by $2,789,184 as follows:

For the Period October 1, 2007 to December 31, 2007
Mutual funds (including self directed brokerage)	$(10,090,574)
Common/collective trusts	(642,608)
NCR Corporation Common Stock	(262,978)
Teradata Corporation Common Stock	8,206,976

$(2,789,184)

4. Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“SFAS 157”) and subsequently adopted certain related FASB staff positions. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.

Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan.

Participant loans: Valued at their outstanding balances, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signficant Unobservable Inputs (Level 3)
Mutual funds	$196,063,822	$196,063,822	$—	$—
Money market funds	58,320,513	58,320,513	—	—
Teradata Corporation common stock	16,884,356	16,884,356	—	—
Common/collective trust funds	100,947,228	—	100,947,228	—
Participant loans	4,882,409	—	—	4,882,409

Total Assets at fair value	$377,098,328	$271,268,691	$100,947,228	$4,882,409

The table below sets forth a summary of changes in the fair value of Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance as of January 1, 2008	$4,408,620
Issuances, repayments and settlements, net	473,789

Balance as of December 31, 2008	$4,882,409

5. Reconciliation to Form 5500

As of December 31, 2008 the Plan had approximately $8,266 of pending distributions to participants. These amounts are included in net assets available for benefits. For reporting on the Plan’s Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits. The following table reconciles the financial statements to the Form 5500, which will be filed by the Plan for the year ended December 31, 2008:

	Payable to Participants	Benefits Paid	Available for Benefits
Per 2008 financial statements	$—	$18,303,281	$377,040,892
Pending benefit distributions - December 31, 2008	8,266	8,266	(8,266)

Per 2008 Form 5500	$8,266	$18,311,547	$377,032,626

6. Related Party Transactions (Parties-in-Interest)

Fees paid for trustee, third-party administration, and investment advisory services rendered by parties-in-interest totaled $429,756 in 2008 and $138,983 in 2007.

Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2008 the Plan held 1,138,527 shares of Teradata common stock valued at $16,884,356. At December 31, 2007 the Plan held 1,097,771 shares of Teradata common stock valued at $30,089,903. Additionally, the Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

7. Tax Status

The Company has not yet received a determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). However, the Plan is substantially identical, in all material respects, to the NCR Savings Plan, which has received such a determination letter, and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

8. Short Plan Year

The Plan became effective October 1, 2007, thus 2007 was a short plan year (seven months or fewer in duration) in accordance with Department of Labor Regulation §2520.104-50. A report of an independent qualified public accountant is included in the Plan’s 2008 annual report with respect to the financial statements and accompanying schedules for both the 2007 and 2008 plan years.

Teradata Savings Plan

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

EIN – 75-3236470

Plan - 001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Common Stock
*	Teradata Corporation	1,138,527 shares		$16,884,356

	Common/Collective Trusts:
*	FID AGGR EQUITY POOL	1,510,770 shares		$8,173,265
*	FID SEL INTL COMPOOL	2,974,726 shares		16,955,939
	NTGI AGGR BOND INDEX	4,296,816 shares		45,975,936
	NTGI COLL EAFE INDX	580,956 shares		3,235,925
	NTGI RUS 2000 EQ IDX	1,124,041 shares		7,092,697
	NTGI SP500 EQ INDEX	3,236,064 shares		19,513,466

	Total common/collective trust funds			$100,947,228

	Mutual Funds
	ROYCE TOT RETURN SER	523 shares		$4,530
	AM CENT VISTA INV	12,510 shares		138,491
	ROYCE OPPORTUNITY S	18,572 shares		101,402
	LD ABBETT SMCP BLD A	11,997 shares		129,928
	WFA MIDCP DSCPLD INV	21,309 shares		288,739
	RS VALUE A	11,403 shares		170,930
	ROYCE VALUE PLUS SER	87,317 shares		694,170
	VIRTUS MID-CAP VAL A	7,301 shares		103,752
	NB REGENCY TRUST	166 shares		1,210
	TOUCHSTN SC SEL GR Z	92 shares		432
	WA CORE PLUS BOND FI	288 shares		2,497
	HARTFORD GROWTH Y	574 shares		6,585
	HARTFORD INTL GRTH Y	2,105 shares		14,525
	LEGG MASON VAL UNIT	2,029,427 shares		8,381,532
*	FID FIDELITY	7,025 shares		159,892
*	FID PURITAN	102,601 shares		1,339,965
*	FID TREND	484 shares		18,904
*	FID SEL COMPUTERS	2,303 shares		57,322
*	FID SEL ELECTRONICS	4,031 shares		91,295
*	FID SEL CONS STAPLES	9,513 shares		485,060
*	FID VALUE STRATEGIES	6,317 shares		87,743
*	FID GINNIE MAE	99,356 shares		1,107,815
*	FIDELITY MAGELLAN	61,181 shares		2,805,782
*	FID CONTRAFUND	368,402 shares		16,673,858
*	FID EQUITY INCOME	20,863 shares		644,038
*	FID GROWTH COMPANY	25,395 shares		1,243,345
*	FIDELITY INVST GR BD	77,569 shares		492,563
*	FID GROWTH & INCOME	346,652 shares		4,565,413
*	FID SEL SOFTWARE	2,967 shares		139,443
*	FID INTERMED BOND	37,861 shares		344,157
*	FID SEL AIR TRANSPRT	836 shares		21,775
*	FID CAPITAL & INCOME	284,719 shares		1,554,564
*	FID VALUE	36,948 shares		1,472,734

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Mutual Funds (cont.)
*	FID MORTGAGE SEC	1,381 shares		$13,906
*	FID SEL GOLD	75,758 shares		2,392,434
*	FID SEL BIOTECH	8,429 shares		498,260
*	FID SEL ENERGY SVCS	22,946 shares		824,226
*	FID SEL INSURANCE	2,766 shares		90,595
*	FID SEL RETAILING	208 shares		5,951
*	FIDELITY GOVT INCOME	284,906 shares		3,119,724
*	FID SEL ENERGY	50,522 shares		1,519,709
*	FID SEL LEISURE	1,456 shares		78,416
*	FID SEL HEALTHCARE	3,670 shares		297,270
*	FID SEL TECHNOLOGY	6,186 shares		245,323
*	FID SEL UTILITIES	4,250 shares		171,095
*	FID SEL FINANCIAL	9,206 shares		429,632
*	FID SEL DEFENSE	12,189 shares		600,197
*	FID SEL BROKERGE	2,736 shares		86,827
*	FID SEL CHEMICALS	6,368 shares		294,269
*	FID INDEPENDENCE	55,700 shares		794,842
*	FID OTC PORTFOLIO	8,301 shares		233,914
*	FID OVERSEAS	6,358 shares		159,452
*	FID SEL TELECOMM	2,645 shares		70,523
*	FID SEL HOME FINANCE	3,207 shares		36,206
*	FID LEVERGED CO STK	168,108 shares		2,427,478
*	FID EUROPE	10,236 shares		233,184
*	FID PACIFIC BASIN	1,773 shares		23,550
*	FID REAL ESTATE INVS	51,013 shares		796,320
*	FID BALANCED	301,796 shares		3,959,562
*	FID INTL DISCOVERY	62,015 shares		1,465,410
*	FID CAP APPRECIATION	54,596 shares		858,788
*	FID CONVERTIBLE SEC	28,779 shares		402,912
*	FID CANADA	52,936 shares		1,855,930
*	FID TELECOM & UTIL	9,954 shares		130,097
*	FID BLUE CHIP GROWTH	18,192 shares		478,624
*	FID ASSET MGR 50%	43,137 shares		467,606
*	FID DISCIPLINED EQTY	12,477 shares		217,229
*	FIDELITY LOW PR STK	138,527 shares		3,202,754
*	FID WORLDWIDE	6,682 shares		84,130
*	FID EQUITY INCOME II	16,358 shares		217,894
*	FID STOCK SELECTOR	21,632 shares		367,310
*	FID ASSET MGR 70%	6,391 shares		68,639
*	FIDELITY EMERG MRKTS	96,147 shares		1,248,952
*	FID GR STRATEGIES	18,675 shares		217,567
*	FID DIVERSIFIED INTL	558,920 shares		12,022,366
*	FID ASSET MGR 20%	12,067 shares		124,526
*	FID DIVIDEND GROWTH	56,348 shares		889,736
*	FID NEW MARKETS INC	103,741 shares		1,166,054
*	FID EXP & MULTINATL	77,301 shares		1,113,906
*	FID FOCUSED STOCK	12,372 shares		109,247
*	FID GLOBAL BALANCED	10,752 shares		179,129
*	FID INTL CAP APPREC	10,248 shares		76,140

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Mutual Funds (cont.)
*	FID SM CAP INDEPEND	6,207 shares		$65,361
*	FID MID CAP STOCK	60,217 shares		939,981
*	FID LARGE CAP STOCK	9,559 shares		95,785
*	FID GROWTH DISCOVERY	33,499 shares		288,423
*	FID SMALL CAP STOCK	41,206 shares		403,814
*	FID EUROPE CAP APP	7,608 shares		103,995
*	FIDELITY NORDIC	9,233 shares		173,484
*	FID ASSET MGR 85%	15,154 shares		128,811
*	FID LATIN AMERICA	77,098 shares		2,129,444
*	FID JAPAN	10,647 shares		94,972
*	FID SOUTEAST ASIA	42,336 shares		798,887
*	FID CHINA REGION	57,399 shares		976,360
*	FID SEL IT SERVICES	8,733 shares		97,900
*	FID SEL MED EQ & SYS	41,793 shares		771,084
*	FID FOUR IN ONE IDX	5,967 shares		118,318
*	FID JAPAN SMALLER CO	13,823 shares		99,113
*	FID MEGA CAP STOCK	4,616 shares		32,080
*	FID STRATEGIC INCOME	211,272 shares		1,842,289
*	FID FREEDOM INCOME	1,020 shares		9,750
*	FID FREEDOM 2000	438 shares		4,403
*	FID FREEDOM 2010	90,748 shares		940,149
*	FID FREEDOM 2020	184,132 shares		1,850,531
*	FID FREEDOM 2030	116,479 shares		1,136,840
*	FID SM CAP RTMT	6,353 shares		65,752
	SPTN TOTAL MKT INDEX	56,697 shares		1,421,393
	SPTN EXTND MKT INDEX	34,753 shares		783,673
	SPARTAN INTL INDEX	50,589 shares		1,352,759
*	FID SHORT TERM BOND	42,165 shares		335,634
*	FID INTM GOVT INCOME	104,867 shares		1,148,296
*	FID HIGH INCOME	45,631 shares		275,614
*	FID FIFTY	36,665 shares		404,415
*	FID SEL AUTOMOTIVE	249 shares		3,541
*	FID SEL MULTIMEDIA	965 shares		21,413
*	FID SEL MEDICAL DEL	8,905 shares		257,255
*	FID SEL PAPER&FOREST	18 shares		281
*	FID SEL BANKING	14,724 shares		217,329
*	FID SEL MATERIALS	5,989 shares		182,439
*	FID SEL INDUST EQUIP	1,225 shares		22,680
*	FID SEL CONSTR/HOUSE	2,162 shares		51,602
*	FID SEL TRANSPORT	1,292 shares		41,631
*	FID SEL NATURAL GAS	36,530 shares		736,818
*	FID SEL NATURAL RES	63,907 shares		1,203,378
*	FID SEL INDUSTRIALS	1,856 shares		24,383
*	FID SEL ENVIRONMENT	4,296 shares		57,525
*	FID SEL CONS DISCR	239 shares		3,265
*	FID SEL COMM EQUIP	1,494 shares		17,216
*	FID SEL PHARMACEUTCL	39,300 shares		346,234
	SPARTAN US EQ INDEX	33,259 shares		1,060,956
*	FIDELITY US BD INDEX	131,182 shares		1,415,452

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Mutual Funds (cont.)
*	FID INST SH INT GOVT	48,116 shares		$489,337
*	FID LARGE CAP VALUE	74,422 shares		636,309
*	FID FREEDOM 2040	134,691 shares		752,922
*	FID MID CAP VALUE	30,633 shares		291,324
*	FID LARGE CAP GROWTH	43,320 shares		285,049
*	FID MID CAP GROWTH	7,479 shares		50,782
*	FID INFLAT PROT BOND	125,085 shares		1,313,391
*	FID ULTRASHORT BOND	6,114 shares		49,645
*	FID FLOAT RT HI INC	33,290 shares		252,337
*	FID INTL SMALL CAP	34,597 shares		427,270
*	FID TOTAL BOND	52,500 shares		482,998
*	FID VALUE DISCOVERY	40,267 shares		409,917
*	FID REAL ESTATE INC	5,045 shares		33,346
	PIMCO TOT RETURN ADM	440,808 shares		4,469,792
	TMPL FOREIGN SM CO A	25,099 shares		194,769
	COLUMBIA ACORN USA Z	12,834 shares		210,357
	ABF BALANCED INV	11,295 shares		107,299
	ABF LG CAP VAL INV	130,599 shares		1,712,153
	ABF INTL EQUITY INV	8,105 shares		100,745
	ABF SH TERM BOND INV	737 shares		6,396
	MUTUAL DISCOVERY A	61,391 shares		1,369,021
	BARON GROWTH	57,318 shares		1,765,958
	BARON ASSET FUND	9,360 shares		333,493
	MSIF CAPITAL GRTH P	269 shares		3,207
	CALV NEWVIS SM CP A	1,381 shares		15,000
	CALVERT SIF BALNCD A	706 shares		14,352
	CALVERT SIF: BOND A	23,835 shares		338,223
	CALVERT SIF:EQUITY A	1,627 shares		37,269
	FMA SMALL CO INV	4,715 shares		62,328
	FPA CRESCENT	67,862 shares		1,329,421
	RHJ MICRO CAP	15,938 shares		165,592
	AM CENTURY ULTRA	240,393 shares		3,473,679
	LOOMIS SM CAP VAL R	2,831 shares		46,829
	OLDMUT DEVLOP GRTH Z	1,497 shares		14,653
	ARIEL FUND	32,265 shares		761,460
	ARIEL APPRECIATION	14,698 shares		320,132
	NB CORE BOND INV	9,389 shares		84,222
	ALGER CAP APPREC I	68,355 shares		838,037
	ALGER MIDCAP GRTH I	86,984 shares		685,437
	ALGER SMALL CAP I	6,915 shares		106,630
	FKLN SMMIDCAP GRTH A	4,047 shares		82,119
	DREY EQUITY GROWTH F	1,857 shares		6,870
	DREY MID-CAP GRTH F	79,507 shares		259,193
	OLDMUT GROWTH Z	457 shares		6,989
	AIM DYNAMICS INV	2,371 shares		29,916
	MUTUAL SHARES CL A	49,398 shares		751,831
	MANAGERS SPECIAL EQ	2,594 shares		78,550
	MSIF BALANCED P	2,953 shares		29,260
	MSIF CP FX INC P	8,116 shares		70,854

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Mutual Funds (cont.)
	MSIF MID CAP GRTH P	5,191 shares		$88,760
	MSIF VALUE P	5,218 shares		51,663
	MSIF SM CO GRTH P	7,650 shares		55,007
	MSIF ACTIVE INTL P	444 shares		4,118
	MSIF EMERGING MKTS P	23,557 shares		318,249
	NB FOCUS TRUST	3,568 shares		35,891
	NB GENESIS - TR CL	69,078 shares		2,147,626
	NB MDCP GRTH TRUST	277 shares		2,733
	NB PARTNERS TRUST	17,120 shares		203,046
	NB SOCIALLY RESP TR	5,121 shares		56,225
	OAKMARK SELECT I	8,882 shares		141,939
	OAKMARK FUND I	11,072 shares		285,111
	ALLNZ CCM CAP AP ADM	9,605 shares		113,441
	ALLNZ CCM MID CP ADM	3,706 shares		56,625
	PIM GLBBND AD UNHDGD	39,228 shares		335,398
	PIMCO HIGH YIELD ADM	35,030 shares		234,351
	PIMCO LOW DUR ADM	23,288 shares		219,373
	PIMCO LT US GOVT ADM	55,662 shares		663,493
	ALL/BERN SMCP GRTH A	21,055 shares		356,250
	WFA ULTRAST INC INV	3,505 shares		27,939
	WFA SHRTTERM BND INV	170 shares		1,369
	WFA DISCOVERY INV	6,529 shares		83,640
	WFA GROWTH INV	1,560 shares		26,894
	WFA COMMON STOCK INV	6,066 shares		71,998
	WFA OPPORTUNITY INV	939 shares		20,466
	WFA LG CAP GRTH INV	1,558 shares		28,704
	WFA GOVT SECURITY INV	34,600 shares		373,681
	TEMPLETON DEV MKTS A	23,407 shares		301,486
	TEMPLETON GROWTH A	38,460 shares		501,907
	TMPL GLOBAL BOND A	306,401 shares		3,431,695
	TEMPLETON WORLD A	55,299 shares		593,357
	USAA CORNERSTONE	5,195 shares		81,254
	USAA GNMA TRUST	34,062 shares		336,870
	USAA INCOME FUND	29,832 shares		323,973
	USAA INCOME STOCK	10,747 shares		100,480
	USAA INTERNATIONAL	4,368 shares		74,477
	USAA GROWTH FUND	6,439 shares		63,809
	USAA EMERGING MKTS	5,054 shares		53,977
	AIM CONSTELLATION A	5,569 shares		93,774
	CS LG CAP GRTH COM	27 shares		323
	CS MID CAP CORE COM	614 shares		14,163
	CS GLOBAL FX INC COM	20,854 shares		194,983
	RS EMERGING GROWTH A	3,654 shares		80,752
	JANUS ADV WRLDWIDE S	453 shares		8,981
	ARTISAN INTL	24,601 shares		368,024
	MSIF INTL EQUITY P	2,719 shares		29,642
	JANUS WORLDWIDE	88,752 shares		2,638,587
	NB GUARDIAN TRUST	87 shares		659
	DWS INTERNATIONAL S	293 shares		10,155

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Mutual Funds (cont.)
	DOMINI SOCIAL EQ INV	3,138 shares		$61,498
	RAINIER SM/MID CAP	23,957 shares		482,738
	DWS GLOBAL OPPS S	1,747 shares		37,710
	JANUS ADV LC GRTH S	3,079 shares		49,635
	JANUS ADV MC GRTH S	6,603 shares		149,490
	JANUS ADV FORTY S	63,918 shares		1,403,631
	JANUS ADV INTL GTH S	55,979 shares		1,506,386
	JANUS ADV BALANCED S	27,701 shares		579,788
	JANUS ADV FLEX BND S	20,957 shares		257,980
	DWS GRTH & INCOME S	5,390 shares		59,132
	TEMPLETON FOREIGN A	12,993 shares		57,689
	DREY EQUITY GROWTH A	9,226 shares		33,215
	TCW SM CAP GRTH N	4,781 shares		67,942
	COL SM CAP CORE Z	26,866 shares		248,507
	MSIF LGCP REL VAL P	12,453 shares		97,630
	AIM GBL SM&MDCP GR A	8,585 shares		93,237
	MANAGERS BOND FUND	80,935 shares		1,590,377
	MGRS AMG ES LG CP GR	44 shares		858
	RS SMALLER CO GRTH A	2,574 shares		26,998
	TCW SELECT EQUITY N	14,366 shares		143,082
	CS LARGE CAP VALUE A	2,234 shares		21,203
	AIM BASIC VALUE A	5,956 shares		78,622
	ARTISAN MID CAP INV	14,782 shares		251,438
	CS SM CAP CORE COM	3,298 shares		27,404
	OAKMARK EQ & INC I	98,188 shares		2,116,933
	ROYCE LOW PR STK SER	55,292 shares		506,472
	WFA SM CAP VAL INV	18,058 shares		327,757
	VK GROWTH & INCOME A	23,511 shares		332,214
	LD ABBETT AFFILTD A	35,486 shares		305,536
	DWS/D HIGH RTN EQ A	12,357 shares		299,657
	VAN KAMPEN EQ INC A	11,903 shares		76,777
	AIM MIDCAP CORE EQ A	15,692 shares		252,803
	PERKINS MD CP VL INV	117,105 shares		1,789,370
	WEST ASSET CORE FI	23,804 shares		216,144
	BARON SMALL CAP	9,926 shares		141,353
	ARTISAN MID CAP VAL	23,246 shares		301,267
	WFA C&B MDCP VAL INV	2,292 shares		24,061
	PIMCO REAL RTN BD AD	43,914 shares		414,986
	LMP AGGR GROWTH A	424 shares		28,598
	NB HIGH INC BOND INV	1,246 shares		8,039
	ALLNZ NFJ SMCPVAL AD	507,159 shares		9,661,384
	RS PARTNERS A	6,188 shares		111,384
	ALL/BERN SMMDCPVAL A	4,493 shares		44,395
	LD ABBETT MIDCPVAL P	33,340 shares		337,398
	COL/ACORN SELECT Z	38,092 shares		535,955
	COL CONS HIGH YLD Z	3,013 shares		18,046
	CRM MID CAP VAL INV	30,362 shares		566,564
	ABF SM CAP VAL INV	6,968 shares		80,268
	AM CEN LG CO VAL INV	25,186 shares		108,049

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost****	(e) Fair Value
	Mutual Funds (cont.)
	AM CENT SM COMP INV	13,357 shares		$68,524
	NB INTL FUND TRUST	2,210 shares		26,854
	LMP LARGE CAP GRTH A	250 shares		3,939
*	FID SEL NET & INFSTR	34,017 shares		41,841
*	FID SEL WIRELESS	54,618 shares		234,310
*	FID BLUE CHIP VALUE	52,135 shares		411,867
*	FID NASDAQ COMP INDX	6,901 shares		143,891
*	FID FREEDOM 2005	6,634 shares		55,659
*	FID FREEDOM 2015	112,868 shares		966,147
*	FID FREEDOM 2025	201,052 shares		1,654,655
*	FID FREEDOM 2035	94,496 shares		758,806
*	FID STRAT DIV & INC	16,586 shares		118,754
*	FID FOCUSED HIGH INC	138 shares		1,014
*	FID INTL REAL ESTATE	43,544 shares		288,696
*	FID SMALL CAP GROWTH	828,784 shares		7,202,133
*	FID SMALL CAP VALUE	18,151 shares		169,166
*	FID INTL SM CAP OPP	14,910 shares		89,310
*	FID STRAT REAL RET	2,498 shares		17,137
	SPTN ST TR INDX INV	23,663 shares		255,089
	SPTN INT TR INDX INV	95,072 shares		1,097,134
	SPTN LT TR INDX INV	46,874 shares		571,391
*	FID INTL VALUE	1,417 shares		8,447
*	FID FREEDOM 2045	35,901 shares		236,230
*	FID FREEDOM 2050	22,154 shares		143,117
*	FIDELITY BROKERAGELINK***			639,218

	Total mutual funds			$196,063,822

*	Money Market Funds
	FIDELITY RETIRE MMKT	31,786,214 shares		$31,786,214
	FIDELITY CASH RESERVE	16,497,041 shares		16,497,041
	FIDELITY US GOVT RES	7,636,852 shares		7,636,852
	FIDELITY RET GOVT MM	1,452,931 shares		1,452,931
	FIDELITY INSTITUTIONAL MM FDS M	158,163 shares		158,163
	FIDELITY BROKERAGELINK***			789,312

	Total money market funds			$58,320,513

*	Participant Loans	*****		$4,882,409

	Total investments			$377,098,328

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	These line items represent the aggregate value of participant-directed mutual fund and money market fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
*****	The participant loan interest rates are between 4.5% - 9.25%. The loan terms are between one and five years.

Exhibit Listing

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Signatures

Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date: June 26, 2009	By:	Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer